Mail Stop 3561

July 13, 2007

Reid H. Drescher, President
Reidco Acquisition I Inc.
c/o Spencer Clarke LLC
505 Park Avenue, 4th Floor
New York, NY 10022

> **Re: Reidco Acquisition I Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 10, 2007**
> **File No. 000-52373**

Dear Mr. Drescher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. We note that Holtz Rubenstein Reminick LLP ("HRR") was previously engaged as your independent accountant, based on the disclosures provided in your Form 10-SB filed on December 22, 2006. We also note the engagement on June 11, 2007 of Ronald N. Silberstein, CPA, PLLC ("RNS") as your new independent accountant, based on the disclosures in your Form 8-K filed on July 10, 2007. It appears that the resignation or dismissal of HRR and the engagement of RNS as your certifying accountants have not previously been reported on Form 8-K. Accordingly, please file a separate Item 4.01 Form 8-K to provide the information required by Item 304 of Regulation S-B with respect to the prior change in accountants from HRR to RNS. We note that while disclosures regarding this change were made in your Form 10-QSB for the quarter ended April 30, 2007, disclosures regarding changes in accountants must be made on Item 4.01 of Form

8-K. Since the Form 8-K was due within four business days from the date of the event it should be filed immediately.

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. If you have any questions, please call me at (202) 551-3291.

Sincerely,

Raquel Howard
Staff Accountant

cc: Mr. Reid H. Drescher
        Fax: (212) 446-6191